SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 27, 2004

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ______

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)     The Press Release issued on April 27, 2004

Amsterdam • 27 April 2004

ING Group Annual General Meeting adopts Annual Accounts 2003

Today, the Annual General Meeting of Shareholders ING Groep N.V. adopted the 2003 Annual Accounts and declared a dividend for 2003 of EUR 0.97 per (depositary receipt for an) ordinary share as proposed (2002: EUR 0.97).

Taking into account the interim dividend of EUR 0.48, made payable in September 2003, the final dividend was set at EUR 0.49 per (depositary receipt for an) ordinary share. Although distributable net profit in 2003 was lower than in 2002, due to the discontinuation of the policy to realise fixed and pre-determined amounts of capital gains, dividend was kept at the 2002 level. Temporarily, this will result in a higher payout ratio. The payout ratio as a percentage of distributable net profit is 48.5% (2002: 44.1%).

The ING share will be quoted ex-dividend as from 29 April 2004. From 29 April to 18 May inclusively, holders of (depositary receipts for) ordinary shares can decide to take up final dividend 2003 either in cash or in (depositary receipts for) ordinary shares. The exchange ratio stock/cash will be announced on 28 May 2004 after the closing of the Euronext Amsterdam Stock Exchange. The exchange ratio will be based on the weighted average share price over the period of 24 May to 28 May inclusively. The final dividend will be made payable in stock or cash on 4 June 2004.

ING intends to fully fund the cash element by selling the bearer depositary receipts that would have been issued if stock was chosen instead of cash.
The value of the dividend in depositary receipts will be 0 to 4% higher than the dividend in cash.

Press enquiries: ING Group, Dorothy Hillenius, tel: +31 20 541 6522

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in over 50 countries.
With a diverse workforce of about 115,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

Amsterdam • 27 April 2004

Amsterdam • 27 April 2004

Appointments Executive Board ING Group

The Annual General Meeting of Shareholders ING Groep N.V. today appointed Eric Boyer de la Giroday, Eli Leenaars and Hans Verkoren as members of the Executive Board.

Eric Boyer de la Giroday (1952, Belgian) was member of the Management Committee ING South West Europe, responsible for Financial Markets and Wholesale Banking, Head Financial Markets of ING Group and member of the Board of ING Belgium S.A.

Eli Leenaars (1961, Dutch) was Chairman of ING Central Europe and member of the Executive Committee Europe.

Hans Verkoren (1947, Dutch) was Global Head ING Direct and member of the Executive Committee Europe, responsible for Retail Financial Services.

The new division of responsibilities within the Executive Board of ING Group will be announced on 13 May 2004 along with the first three months results 2004.

In anticipation of the retirement of Chairman Ewald Kist as of 1 June 2004, the composition of the ING Group Executive Board after the Annual Shareholders Meeting of today will be as follows:

Michel Tilmant, Chairman
Cees Maas, Vice Chairman and CFO
Eric Boyer de la Giroday
Fred Hubbell
Eli Leenaars
Alexander Rinnooy Kan
Hans Verkoren

Press enquiries: ING Group, Dailah Nihot, tel: +31 20 541 6516

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in over 50 countries.
With a diverse workforce of about 115,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

Amsterdam • 27 April 2004

Eric Bourdais de Charbonnière appointed member Supervisory Board ING Group

The Annual General Meeting of Shareholders ING Groep N.V. today appointed Eric Bourdais de Charbonnière (1939, French) as a member of the Supervisory Board.

Since September 2000, Eric Bourdais de Charbonnière has been Chairman of the Supervisory Board of Michelin, after having been Michelin’s Chief Financial Officer for ten years (1990–1999). Eric Bourdais de Charbonnière started his career with J.P. Morgan in 1965. He held various positions in Paris and New York (commercial banker, controller and treasurer) before he was appointed Chairman and Chief Executive Officer of J.P. Morgan in France (1981). He became Senior Vice President of J.P. Morgan Continental Europe in 1985 and was Executive Vice President of J.P. Morgan Europe from 1987 until 1990.

As of today, the Supervisory Board of ING Group consists of:

Cor Herkströter, Chairman
Eric Bourdais de Charbonnière
Luella Gross Goldberg
Paul van der Heijden
Claus Dieter Hoffmann
Aad Jacobs
Wim Kok
Godfried van der Lugt
Paul Baron de Meester
Jan Timmer
Karel Vuursteen

Press enquiries: ING Group, Dailah Nihot, tel. +31 20 541 6516

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in over 50 countries.
With a diverse workforce of about 115,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated: April 27, 2004